Filed Pursuant to Rule 433

File No. 333-132177

FOR IMMEDIATE RELEASE Citigroup Inc. (NYSE: C) January 15, 2008

CITI ANNOUNCES KEY ACTIONS TO ENHANCE CAPITAL BASE

 Raises $12.5 Billion Via Private Placement of Convertible Preferred Securities

Announces Public Offering of Approximately $2 Billion

In Convertible Preferred Securities

And An Additional Offering of Straight Preferred Securities

All in Response to Public Demand

Lowers Quarterly Dividend to $.32 Per Share

Continues Sales of Non-Core Assets

NEW YORK — Citi today announced a series of financial actions to further strengthen its capital base, as follows:

•                  Raising a total of $12.5 billion of capital through the sale of convertible preferred securities in a private offering.  The private offering is complete, subject to settlement, and includes a $6.88 billion investment from the Government of Singapore Investment Corporation Pte Ltd (GIC) as well as investments from Capital Research Global Investors; Capital World Investors; the Kuwait Investment Authority; the New Jersey Division of Investment; HRH Prince Alwaleed bin Talal bin Abdulaziz Alsaud; and Sanford I. Weill and The Weill Family Foundation.

•                  Offering public investors approximately $2 billion in newly issued convertible preferred securities, for which the company already has substantial commitments, and an additional offering of straight (non-convertible) preferred securities.  These offerings respond to investor demand, and, in the case of the convertible offering, will provide shareholders the opportunity to purchase securities similar to those in the private offering. The company will register the publicly offered securities with the Securities and Exchange Commission and seek their listing on the New York Stock Exchange.

•                  Lowering the company’s quarterly dividend to $.32 per share.  The Board has declared a quarterly dividend on the company’s common stock of $.32 per share, payable on February 22, 2008, to stockholders of record on February 4, 2008.  This dividend level is in line with Citi’s business mix, capital needs, and growth opportunities for each of its business segments.

•                  Continuing sales of non-core assets.  Recently, the company sold shares in Redecard and an ownership interest in Nikko Cordial’s Simplex Investment Advisors.  In addition, the company is continuing to reduce its Consumer-based holdings of mortgage-backed securities, and other assets held in its Securities and Banking business.  Overall, in the fourth quarter, the company reduced its GAAP assets by approximately $176 billion, representing approximately 7.4% of its balance sheet.

Assuming only the settlement of the private offering and the completion of the Nikko Cordial transaction, scheduled for later this month, on a pro forma basis for the fourth quarter, Citi’s Tier One capital ratio would be approximately 8.2% and its TCE/RWMA capital ratio would be approximately 6.6%, exceeding the company’s announced targets.

“We are taking comprehensive action to position Citi for the future with the capital strength that will allow us to refocus on earnings and earnings growth,” said Vikram Pandit, Chief Executive Officer of Citi.  “In an uncertain environment, these actions put us on our ‘front foot,’ focused on capturing opportunities that earn attractive returns for our shareholders.”

Mr. Pandit added, “GIC is a widely-respected, long-term oriented financial investor, and I have known the principals for years.  We are delighted that they and other important investors have decided to make a significant financial investment in our firm.  These investments mark a clear vote of confidence in the future of this great institution.”

“The Board determined to reset the dividend to a level compatible with the company’s growth opportunities and business mix while continuing a meaningful income payout for shareholders,” said Sir Win Bischoff, Chairman, Citi Board of Directors.

Terms of Preferred Stock Offerings

The privately offered preferred stock will have a coupon of 7% and a conversion premium of 20%, each subject to adjustment in certain limited circumstances.

Each of the private investors has agreed to cap ownership at specific levels based on bank regulatory and foreign ownership provisions and other considerations.  Each investor acted individually in making its investment; there has been no coordination or negotiation among these investors; and the entities have agreed not to act in concert with one another or others going forward.  In addition, none of the investors will have any special governance rights or any role in the management of Citi, including no right to designate a member of the Citi Board of Directors.

Please see attached term sheet for additional details.

Builds on Prior Actions

Today’s announcement builds on prior actions Citi has taken to manage its capital base and to position itself for the future.  Since November, Citi has sold $7.5 billion of equity units to the Abu Dhabi Investment Authority, issued additional debt securities with capital benefits of approximately $4.3 billion, taken steps to substantially enhance its risk management organization, restructured certain businesses, including its Institutional Clients Group, capital markets business, mortgage operations and corporate center, and consolidated Citi-advised Structured Investment Vehicles onto its balance sheet.

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Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi’s major brand names include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com.

Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citi’s filings with the Securities and Exchange Commission.

Citi has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  The file number for Citi’s registration statement is No. 333-132177.  Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.

Media Contacts:
Christina Pretto	(212) 559-9560
Shannon Bell	(212) 793-6206
Michael Hanretta	(212) 559-9466

Investors:
Arthur Tildesley	(212) 559-2718
Scott Freidenrich	(212) 559-2718

Fixed Income Investors:
Maurice Raichelson	(212) 559-5091

Convertible Preferred Placement Terms

Placement Terms
Offering	•	Total: $12.5B
Dividends	•	7.00%, non-cumulative, payable quarterly, subject to adjustment in certain limited circumstances
Maturity	•	Perpetual
Call Protection	•	Non-callable prior to year 7, subject to a capital replacement covenant prior to year 12
Forced Conversion	•	After year 5, Citi may force conversion if its stock price exceeds 130% of the conversion price
Conversion Premium	•	20%, subject to adjustment in certain limited circumstances
Conversion Rights	•	Investor may convert the preferred stock at any time prior to a redemption date at the prevailing conversion price
Transfer Restrictions &	•	Six month transfer restrictions, thereafter transfer subject to certain manner of sale restrictions
Standstills	•	Six month lock up on sale or hedging transaction
Standstills	•

Customary standstill provisions, including restrictions on acting in concert and seeking to influence management and ownership caps for each investor based on bank regulatory and foreign ownership restrictions and other provisions

Conversion Premium Reset	•	There will be certain conversion premium adjustments if Citi issues, within one year, certain securities in excess of $5B for which the reference price and/or conversion price is lower